BY-LAW NO. 2

A BY-LAW AUTHORIZING THE DIRECTORS TO BORROW AND GIVE SECURITY ON BEHALF OF PRECISION ENERGY SERVICES LTD. (the "Corporation")

The directors of the Corporation may

(a) borrow money on the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation;

(c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

Enacted by the Sole Director on September 1, 2005.

Confirmed by the Sole Shareholder on September 1, 2005.